Kroll Inc.
                                900 Third Avenue
                            New York, New York 10022

                                 August 11, 2004


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

                  Re:   Kroll Inc.
                        Registration Statement on Form S-3, as amended SEC File No. 333-114096
                        ----------------------------------------------

Ladies and Gentlemen:

      Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Kroll Inc. ("Kroll") hereby applies for the immediate withdrawal of its Registration Statement on Form S-3, as amended, File No. 333-114096, together with all exhibits and amendments thereto (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission on March 31, 2004 and was declared effective on June 16, 2004.

      Pursuant to the terms of the Indenture dated as of January 2, 2004 between Kroll and The Bank of New York, as trustee, as amended, as a result of Kroll's acquisition by Marsh & McLennan Companies, Inc. on July 8, 2004, Kroll's 1.75% convertible subordinated notes due 2014 became convertible into Kroll common stock prior to the acquisition and cash after the acquisition. As of the close of business on July 23, 2004, all of the outstanding convertible subordinated notes had been converted into cash. No securities under the Registration Statement have been sold and none of such securities remain outstanding. Accordingly, Kroll hereby respectfully requests the immediate withdrawal of the Registration Statement.

      If you have any questions regarding the foregoing application for withdrawal, please call the undersigned at (212) 593-1000.

                                    Sincerely,

                                    KROLL INC.


                                    By: /s/ Sabrina H. Perel
                                       ---------------------------------
                                       Name:  Sabrina H. Perel
                                       Title: Executive Vice President, General
                                              Counsel and Secretary